                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-44272
PROSPECTUS

                        WEATHERFORD INTERNATIONAL, INC.

                                  $910,000,000

               ZERO COUPON CONVERTIBLE SENIOR DEBENTURES DUE 2020

                        9,097,270 SHARES OF COMMON STOCK

     The securities to be offered and sold using this prospectus will be offered and sold by the selling security holders named in this prospectus or in any supplement to this prospectus. See "Selling Security Holders" beginning on page
10. The shares of our common stock offered by this prospectus are issuable upon conversion or repurchase of the debentures offered by this prospectus.

     Holders may convert the debentures into shares of our common stock at any time before maturity at a conversion rate of 9.997 shares per $1,000 principal amount at maturity. The conversion rate will not be adjusted for original issue discount, but will be subject to adjustment in certain events. Our common stock is listed and traded on the New York Stock Exchange under the symbol "WFT". On September 13, 2000, the last reported sales price for our common stock on the New York Stock Exchange was $47 15/16 per share.

     On or after June 30, 2005, we may redeem any of the debentures at the redemption prices described in this prospectus. Holders may require us to repurchase the debentures at the repurchase prices described in this prospectus on June 30, 2005, June 30, 2010 and June 30, 2015. For a more detailed description of the debentures, see "Description of Debentures" beginning on page 13.

     Our principal executive offices are located at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027. Our telephone number is (713) 693-4000.

     The selling security holders may sell the securities offered by this prospectus from time to time on any exchange on which the securities are listed on terms to be negotiated with buyers. The selling security holders may also sell the securities in private sales or through dealers or agents. The prices at which the securities may be sold will be at fixed offering prices, which may be changed, at varying prices to be determined at the time of sale or at negotiated prices. The selling security holders will be responsible for any commissions or discounts due to brokers, dealers or agents. We will pay all of the other offering expenses. We will not receive any proceeds from the sales of securities by selling security holders.

     INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "FORWARD-LOOKING STATEMENTS" BEGINNING ON PAGE 4 AND "RISK FACTORS" BEGINNING ON PAGE 7.
                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS PROHIBITED.
                             ---------------------

               The date of this prospectus is September 14, 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    1
About The Debentures........................................    2
Ratio of Earnings to Fixed Charges..........................    3
Forward-Looking Statements..................................    4
Risk Factors................................................    7
No Proceeds.................................................    9
Selling Security Holders....................................   10
Description of Debentures...................................   13
Description of Capital Stock................................   27
Plan of Distribution........................................   30
Material U.S. Federal Income Tax Considerations.............   31
Legal Matters...............................................   37
Experts.....................................................   37
Where You Can Find More Information.........................   37

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. This means the debentures and the shares of common stock may be offered and sold using this prospectus from time to time as described in "Plan of Distribution".

     UNDER NO CIRCUMSTANCES SHOULD THE DELIVERY TO YOU OF THIS PROSPECTUS OR ANY OFFERING OR SALES MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS. IN THIS PROSPECTUS, WHEN WE REFER TO WEATHERFORD AND USE PHRASES SUCH AS "WE" AND "US", WE ARE GENERALLY REFERRING TO WEATHERFORD INTERNATIONAL, INC. AND ITS SUBSIDIARIES AS A WHOLE OR ON A DIVISION BASIS DEPENDING ON THE CONTEXT IN WHICH THE STATEMENTS ARE MADE.

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

                              ABOUT THE DEBENTURES

Securities Offered.........  $910,000,000 aggregate principal amount at maturity of zero coupon convertible senior debentures due June 30, 2020, including 9,097,270 shares of common stock into which the debentures are convertible. We will not pay periodic interest on the debentures, except as described under "Description of Debentures -- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." See "Description of Debentures -- General."

Selling Security Holders...  The securities to be offered and sold using this prospectus will be offered and sold by the selling security holders named in this prospectus or in any supplement to this prospectus. See "Selling Security Holders."

Conversion.................  You have the option to convert the debentures into our common stock at any time prior to maturity or their earlier redemption. You can convert the debentures into common stock at a fixed conversion rate of 9.9970 shares per $1,000 principal amount at maturity. The conversion rate will be subject to adjustment if certain events occur. See "Description of Debentures -- Conversion of Debentures by Holders."

                             You may exercise the option to convert only before the debentures reach maturity and before we redeem or repurchase them.

Original Issue Discount....  We originally issued the debentures at an original issue discount for United States federal income tax purposes equal to the excess of their principal amount at maturity over the amount of their issue price (which was $551.26 per $1,000 principal amount at maturity). We will not make periodic cash payments of interest on the debentures, except as described under "Description of
                             Debentures -- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." Nonetheless, you should be aware that accrued original issue discount will be included periodically in your gross income for United States federal income tax purposes. See "Material U.S. Federal Income Tax Considerations."

                             You should be aware that you will be responsible for the payment of taxes that may be due even though you may not receive any cash payment at the time original issue discount is included in your gross income.

Sinking Fund...............  None.

Redemption at Our Option...  We cannot redeem the debentures before June 30,
                             2005. At any time on or after June 30, 2005, we can redeem all or part of the debentures for cash. You can convert the debentures after they are called for redemption at any time up to the redemption date.

                             Redemption prices are equal to the issue price plus accrued original issue discount to the date of redemption. See "Description of Debentures -- Redemption of Debentures at Our Option."

Fundamental Change.........  You may require us to repurchase the debentures if we experience a Fundamental Change. The Fundamental Change purchase price is equal to the issue price plus accrued original issue discount to the date of repurchase, subject to adjustment in certain circumstances. See

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

                             "Description of Debentures -- Repurchase at the Option of the Holder Upon a Fundamental Change."

Repurchase at the Option of
the Holder.................  You may require us to repurchase the debentures on
                             June 30, 2005, June 30, 2010 and June 30, 2015 for
                             a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash. See "Description of Debentures -- Repurchase of Debentures at the Option of the Holder."

Conversion to Semiannual
  Coupon Debenture.........  If a tax event prevents us from deducting original issue discount payable on the debentures, we can elect to pay you interest in cash and terminate the further accrual of original issue discount. See "Description of Debentures -- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

No Proceeds................  We will not receive any proceeds on the sale of the securities or the conversion of the debentures.

New York Stock Exchange
  Symbol...................  Our common stock is listed on the New York Stock
                             Exchange under the symbol WFT.

                  FORWARD-LOOKING STATEMENTS AND RISK FACTORS

     See "Forward-Looking Statements" and "Risk Factors," immediately following this summary, for a discussion of certain factors relating to us, our business and an investment in our securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. The unaudited pro forma ratio of earnings to fixed charges gives effect to (i) our August 31, 1999, acquisition of Dailey International Inc. (ii) our issuance and sale of the Zero Coupon Convertible Senior Debentures due 2020 and (iii) our use of proceeds to pay down current debt as if these transactions had occurred on January 1, 1999. The pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of January 1, 1999 or that may be achieved in the future. You should read the ratio of earnings to fixed charges in conjunction with our consolidated financial statements (including the notes thereto) incorporated by reference into this prospectus.

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                                                  HISTORICAL                                     PRO FORMA
                       -----------------------------------------------------------------   ---------------------
                                                                                            TWELVE
                                                                 SIX MONTHS   SIX MONTHS    MONTHS    SIX MONTHS
                              YEAR ENDED DECEMBER 31,              ENDED        ENDED       ENDED       ENDED
                       --------------------------------------     JUNE 30,     JUNE 30,    DEC. 31,    JUNE 30,
                       1995      1996   1997   1998      1999       1999         2000        1999        2000
                       ----      ----   ----   ----      ----    ----------   ----------   --------   ----------
Ratio of earnings to
  fixed charges......  0.42x(a)  3.46x  6.00x  0.87x(a)  1.52x      1.42x        2.04x       1.13x       2.40x
                       ====      ====   ====   ====      ====       ====         ====        ====        ====

---------------

(a) For the year ended December 31, 1995, earnings before fixed charges were inadequate to cover fixed charges by $19.3 million. For the year ended December 31, 1998, earnings before fixed charges were inadequate to cover fixed charges by $6.8 million.

     For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of earnings (loss) before income taxes, minority interest, extraordinary charges and discontinued operations plus fixed charges. "Fixed charges" represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and our other filings with the SEC and our public releases contain statements relating to our future results, including certain projections and business trends. We believe these statements constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.

     Certain risks and uncertainties may cause actual results to be materially different from projected results contained in forward-looking statements in this prospectus and in our other disclosures. These risks and uncertainties include, but are not limited to, the following factors as well as the factors discussed in the documents incorporated by reference in this prospectus.

A DOWNTURN IN MARKET CONDITIONS COULD AFFECT PROJECTED RESULTS.

     Any unexpected material changes in drilling activity or oil and gas prices or other market trends would likely affect the forward-looking information provided by us. Any unexpected material changes in oil and gas prices or other market trends that would impact drilling activity would likely affect the forward-looking information contained in this prospectus. The oil and gas industry is extremely volatile and subject to change based on political and economic factors outside our control.

     Our estimates as to future results and industry trends are based on assumptions regarding the future prices of oil and gas, the North American and international rig counts and their effect on the demand and pricing of our products and services. In analyzing the market and its impact on us for the remainder of 2000, we have made the following assumptions:

     - The increases in the price of oil that have occurred will result in continuing improvements to our businesses this year, with the strongest improvements expected to occur in the fourth quarter.

     - Activity levels and volume and pricing improvements in our industry will gradually improve as the year progresses, with the strongest markets being in North America.

     - International activity outside North America will lag North America with volume improvements being gradual and varied across regions. We do not expect substantial international improvement this year, but do expect the international markets to substantially improve next year.

     - Oil prices will average over $25 per barrel for West Texas Intermediate crude.

     - Average natural gas prices for the remainder of 2000 will exceed $3.00 per mcf.

     - World demand for oil will be up only slightly.

     - North American and international rig counts will continue to improve, with increases in the international rig count following the North American rig count increase by around six months.

     - Pricing will continue to be subject to market conditions and competitive pricing pressures in selected markets and product lines. We have also assumed that we will be able to improve our margins through price increases and that price increases will more than offset wage and other cost increases.

     - Demand for compression services will remain relatively flat for the remainder of the year with improvements to be based on new contracts.

     - Canadian activity will recover in the third quarter but below first quarter levels and be at or above our first quarter levels by the fourth quarter.

     - Demand for our products and services will vary based on regions as products are added.

     - Demand for many of our products and services will track completion activity and lag drilling.

     - Future growth in the industry will be dependent on technological advances that can reduce the costs of exploration and production, and technological improvements in tools used for re-entry, thru-tubing and extended reach drilling as well as artificial lift technologies will be important to our future.

     These assumptions are based on various macroeconomic factors, and actual market conditions could vary materially from those assumed.

A FUTURE REDUCTION IN THE RIG COUNT COULD ADVERSELY AFFECT THE DEMAND FOR OUR PRODUCTS AND SERVICES.

     Our operations were materially affected by the decline in the rig count during 1998 and 1999. Although the North American rig count has recently improved significantly from the low levels in 1999, another decline in the North American and international rig counts would adversely affect our results. Our forward-looking statements regarding our drilling products assume the rig count in 2000 will continue to improve domestically and that the international rig count will slowly improve with the greatest improvements this year being in the fourth quarter. We have also assumed that there will not be any material declines in the worldwide rig count, in particular the domestic rig count.

PROJECTED COST SAVINGS COULD BE INSUFFICIENT.

     During 1998 and 1999, we implemented a number of programs intended to reduce costs and align our cost structure with the current market environment. We also have recently implemented costs saving measures at our Compression Services Division. Our forward-looking statements regarding cost savings and their impact on our business assume these measures will generate the savings expected.

MANUFACTURING IMPROVEMENTS.

     We have recently taken steps to increase our manufacturing capacity and reduce manufacturing costs in our European Completion Systems operations through the consolidation of facilities and additions of equipment. These activities are still ongoing. We were affected by the relocation of manufacturing operations in this division in the second quarter of 2000. Our forward-looking statements assume that the manufacturing expansion and consolidation are completed without any further material disruptions. If there are any additional disruptions or excess costs associated with the manufacturing changes, the results of our Completion Systems Division could be adversely affected.

CAPACITY CONSTRAINTS.

     Our forward-looking information assumes that we will have sufficient manufacturing capacity and personnel to address demand increases. To the extent there are limitations on capacity or personnel in areas in which the markets are improving, our growth could be limited or our costs increased due to the need to meet demand through outside sources.

OUR SUCCESS IS DEPENDENT UPON THE INTEGRATION OF ACQUISITIONS.

     During 1999 and 2000, we consummated, or agreed to consummate, various acquisitions of product lines and businesses. The success of these acquisitions will be dependent on our ability to integrate these product lines and businesses with our existing businesses and eliminate duplicative costs. We have, or will have, incurred various duplicative costs with respect to the operations of companies and businesses acquired by us during 1999 and 2000 pending the integration of the acquired businesses with our businesses. Our forward-looking statements assume the successful integration of the acquired businesses and their contribution to our income during 2000. Integration of acquisitions is something that cannot occur overnight and is something that requires constant effort at the local level to be successful. Accordingly, there can be no assurance as to the ultimate success of our integration efforts.

OUR SUCCESS IS DEPENDENT UPON TECHNOLOGICAL ADVANCES.

     Our ability to succeed with our long-term growth strategy is dependent in part on the technological competitiveness of our product and service offerings. A central aspect of our growth strategy is to enhance the technology of our products and services, to expand the markets for many of our products through the leverage of our worldwide infrastructure and to enter new markets and expand in existing markets with technologically advanced value-added products. These technological advances include our underbalanced
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

drilling technology and our expandable sand screen technology. Our forward-looking statements have assumed gradual growth from these new products and services through 2000.

ECONOMIC DOWNTURN COULD ADVERSELY AFFECT DEMAND FOR PRODUCTS AND SERVICES.

     The economic downturn that began in Asia in 1997 affected the economies in other regions of the world, including South America and the former Soviet Union, and contributed to the decline in the price of oil and the level of drilling activity. Although the economy in the United States also has experienced one of its longest periods of growth in recent history, the continued strength of the United States economy cannot be assured. If the United States or European economies were to begin to decline or if the economies of South America or Asia were to experience further material problems, the demand and price for oil and gas and our products and services could again adversely affect our revenues and income. We have assumed that a worldwide recession or a material downturn in the United States economy will not occur.

CURRENCY FLUCTUATIONS COULD HAVE A MATERIAL ADVERSE FINANCIAL IMPACT.

     A material decline in currency rates in our markets could affect our future results as well as affect the carrying values of our assets. World currencies have been subject to much volatility. The United States dollar has been strong against most currencies over the past year. In particular, while the Euro has declined significantly against the United States dollar since the beginning of the year. Our forward-looking statements assume no material impact from future changes in currencies.

CHANGES IN GLOBAL TRADE POLICIES COULD ADVERSELY IMPACT OPERATIONS.

     Changes in global trade policies in our markets could impact our operations in these markets. We have assumed that there will be no material changes in global trading policies.

UNEXPECTED LITIGATION AND LEGAL DISPUTES COULD HAVE A MATERIAL ADVERSE FINANCIAL IMPACT.

     If we experience unexpected litigation or unexpected results in our existing litigation having a material effect on results, the accuracy of the forward-looking statements would be affected. Our forward-looking statements assume that there will be no such unexpected litigation or results.

     Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the SEC. For additional information regarding risks and uncertainties, see our other current year filings with the SEC under the Securities Exchange Act of 1934 and the Securities Act of 1933. We will generally update our assumptions in our filings as circumstances require.

                                  RISK FACTORS

     A potential investor should consider carefully all of the risk factors described below, as well as the other information included and incorporated by reference in this prospectus, before making an investment decision.

RISKS RELATING TO WEATHERFORD

CUSTOMER CREDIT RISKS

     Substantially all of our customers are engaged in the energy industry. This concentration of customers may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. We maintain reserves for potential credit losses, and generally, actual losses have historically been within our expectations.

DISRUPTIONS IN FOREIGN OPERATIONS COULD ADVERSELY AFFECT OUR INCOME.

     Like most multinational oilfield service companies, we have operations in certain international areas, including parts of the Middle East, North and West Africa, Latin America, the Asia-Pacific region and the Commonwealth of Independent States, that are inherently subject to risks of war, political disruption, civil disturbance and policies that may:

     - disrupt oil and gas exploration and production activities;

     - restrict the movement of funds;

     - lead to U.S. government or international sanctions; and

     - limit access to markets for periods of time.

     Historically, the economic impact of such disruptions has been temporary and oil and gas exploration and production activities have resumed eventually in relation to market forces. Certain areas, including the CIS, Algeria, Nigeria, parts of the Middle East, the Asia-Pacific region and Latin America, have been subjected to political disruption that has negatively impacted results of operations following such events.

OUR PRODUCTS AND SERVICES ARE SUBJECT TO OPERATIONAL, LITIGATION AND ENVIRONMENTAL RISKS.

     Our products are used for the exploration and production of oil and natural gas. These operations are subject to hazards inherent in the oil and gas industry that can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and marine life, and suspension of operations. These hazards include fires, explosions, craterings, blowouts and oil spills. Litigation arising from an accident at a location where our products or services are used or provided may result in our being named as a defendant in lawsuits asserting potentially large claims.

     In the ordinary course of business, we become the subject of various claims and litigation. We maintain insurance to cover many of our potential losses and we are subject to various self-retentions and deductibles with respect to our insurance. Although we are subject to various ongoing items of litigation, we do not believe that any of the items of litigation that we are currently subject to will result in any material uninsured losses to us. It is, however, possible that an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for that matter.

     We are also subject to various federal, state and local laws and regulations relating to the energy industry in general and the environment in particular. Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. While we are not currently aware of any situation involving an environmental claim

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

which would be likely to have a material adverse effect on our business, it is always possible that an environmental claim with respect to one or more of our current businesses or a business or property that one of our predecessors owned or used could arise that could involve the expenditure of a material amount of funds.

CURRENCY DEVALUATION AND FLUCTUATION RISKS.

     A single European currency ("the Euro") was introduced on January 1, 1999, at which time the conversion rates between legacy currencies and the Euro were set for 11 participating member countries. However, the legacy currencies in those countries will continue to be used as legal tender through January 1, 2002. Thereafter, the legacy currencies will be canceled, and the Euro bills and coins will be used in the 11 participating countries. We are currently evaluating the effect of the Euro on our consolidated financial statements and our business operations, however, we do not foresee that the transition to the Euro will have a significant impact.

     Approximately 43% of our net assets from continuing operations are located outside the United States and are carried on our books in local currencies. Changes in those currencies in relation to the U.S. dollar result in translation adjustments which are reflected as accumulated other comprehensive loss in the stockholders' equity section on our balance sheet. We recorded a $22.4 million adjustment to our equity account for the six months ended June 30, 2000 primarily to reflect the net impact of the decline in European currencies against the U.S. dollar. We recognize remeasurement and transactional gains and losses on currencies in our consolidated statements of income.

LOW PRICES FOR OIL ADVERSELY AFFECT THE DEMAND FOR OUR PRODUCTS AND SERVICES.

     Low oil prices adversely affect demand throughout the oil and natural gas industry, including the demand for our products and services. As prices decline, we are affected in two significant ways. First, the funds available to our customers for the purchase of goods and services declines. Second, exploration and drilling activity declines as marginally profitable projects become uneconomic and either are delayed or eliminated. Accordingly, when oil prices are relatively low, our revenues and income will be adversely affected. Despite the increases in the price of oil during 1999 and 2000, the market conditions existing in 1998 and 1999 affected our business in various ways. Our drilling and intervention services business experienced declines in line with the general reduction in industry activity. Our completion systems business experienced declines corresponding to the lower activity levels, with the greatest declines outside the United States markets. Our artificial lift business, which is heavily dependent on North American production, experienced continuous declines in revenue throughout 1998 and the first quarter of 1999. Our compression services business has only been marginally affected by the declines in market conditions because its business is based on levels of natural gas development and production, which has been more stable than oil production. Our compression business is subject to price competition in North America.

OUR COMMON STOCK HAS FLUCTUATED HISTORICALLY.

     Historically, and in the past year in particular, the market price of common stock of companies engaged in the oil and gas industry has been highly volatile. Likewise, the market price of our common stock has varied significantly in the past. News announcements and changes in oil and natural gas prices, changes in the demand for oil and natural gas exploration and changes in the supply and demand for oil and natural gas have all been factors that have affected the price of our common stock.

RISKS RELATING TO THE DEBENTURES

DECLINES IN THE MARKET PRICE OF OUR COMMON STOCK COULD ADVERSELY IMPACT MARKET PRICES FOR THE DEBENTURES.

     Because the debentures are convertible into common stock, declines in the market price of our common stock could adversely impact market prices for the debentures.

ALTHOUGH THE DEBENTURES ARE REFERRED TO AS "SENIOR DEBENTURES," THEY WILL BE EFFECTIVELY SUBORDINATED TO ANY FUTURE SECURED DEBT AND DEBT OF OUR SUBSIDIARIES.

     The debentures are unsecured and therefore will be effectively subordinated to any indebtedness of our subsidiaries and future secured indebtedness to the extent of the value of the assets securing such indebtedness. If we default on the debentures, become bankrupt, liquidate or reorganize, any secured creditors could use their collateral to satisfy their secured indebtedness before you would receive any payment on the debentures. If the value of such collateral is not sufficient to pay any secured indebtedness in full, our secured creditors would share the value of our other assets, if any, with you and the holders of other claims against us which rank equally with the debentures.

YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE
DEBENTURES.

     There is no established trading market for the debentures. We have no plans to list the debentures on a securities exchange. The liquidity of any market for the debentures will depend upon the number of holders of the debentures, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the debentures and other factors. An active or liquid trading market may not develop for the debentures.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO REPURCHASE YOUR DEBENTURES UPON A FUNDAMENTAL CHANGE.

     Upon the occurrence of a Fundamental Change, you will have the right to require us to repurchase your debentures. However, it is possible that we will not have sufficient funds at such time to make the required repurchase of debentures or that restrictions in our credit agreements or other indebtedness will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness would not constitute a Fundamental Change under the indenture. See "Description of the Debentures -- Repurchase at the Option of the Holder Upon a Fundamental Change."

                                  NO PROCEEDS

     The securities to be offered and sold using this prospectus will be offered and sold by the selling security holders named in this prospectus or in any supplement to this prospectus. We will not receive any proceeds on the sale of the securities or conversion of the debentures. The shares of our common stock offered by this prospectus are issuable on conversion of the debentures.

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

                            SELLING SECURITY HOLDERS

     We originally sold the debentures to Morgan Stanley & Co. Incorporated on June 30, 2000 in a private placement. Morgan Stanley has advised us that it resold the debentures in transactions exempt from the registration requirements of the Securities Act of 1933 to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A. These subsequent purchasers (and their respective donees and transferees for no consideration) may from time to time offer and sell any or all of the debentures or the common stock issuable on conversion of the debentures pursuant to this prospectus.

     The debentures and the common stock to be offered and sold using this prospectus are being registered pursuant to a registration rights agreement between us and Morgan Stanley. In that agreement, we undertook to file a registration statement with regard to the debentures and common stock and, subject to certain exceptions, to keep that registration statement effective for up to two years. The registration statement to which this prospectus relates is intended to satisfy our obligations under that agreement.

     The selling security holders named below have advised us that they currently intend to sell the debentures and common stock set forth below pursuant to this prospectus. Additional selling security holders may choose to sell debentures and common stock from time to time upon notice to us. See "Plan of Distribution".

     Before a security holder may use this prospectus in connection with an offering of securities, this prospectus will be supplemented to include the name and amount of debentures and common stock beneficially owned by the selling security holder and the amount of debentures and common stock to be offered. Any prospectus supplement will also disclose whether any selling security holder selling in connection with that prospectus supplement has held any position, office or other material relationship with us or any of our predecessors or affiliates during the three years prior to the date of the prospectus supplement.

     The following table is based solely on information provided by the selling security holders. This information represents the most current information provided to us by securityholders until the date of this prospectus. Some securityholders may have reduced their positions in the debentures from the amounts shown below and not yet informed us of the change. In that case, some of the amounts shown below may be duplicative. To the extent the total of the amounts of debentures beneficially owned shown below exceeds $910,000,000, such total includes duplicative amounts. In no case will more than $910,000,000 aggregate principal amount at maturity of debentures be sold using this prospectus and all supplements to this prospectus.

                                                                                       NUMBER OF
                                                                                       SHARES OF      NUMBER OF
                                        AMOUNT OF     PERCENTAGE OF                      COMMON       SHARES OF
                                        DEBENTURES     DEBENTURES       AMOUNT OF        STOCK         COMMON
                                       BENEFICIALLY   BENEFICIALLY    DEBENTURES TO   BENEFICIALLY   STOCK TO BE
SELLING SECURITY HOLDER                   OWNED           OWNED        BE SOLD (1)     OWNED (2)       SOLD(1)
-----------------------                ------------   -------------   -------------   ------------   -----------
Allstate Life Insurance Company......  $  8,500,000          *        $  8,500,000       385,974         84,974
Arbitex Master Fund, L.P.............     5,000,000          *           5,000,000        49,985         49,985
Aristeia International, Ltd..........    11,160,000        1.2%         11,160,000       111,566        111,566
Aristeia Trading L.P.................     6,840,000          *           6,840,000        68,379         68,379
Banc of America Securities LLC.......    25,000,000        2.7          25,000,000       249,925        249,925
BBT Fund, L.P........................     2,000,000          *           2,000,000        19,994         19,994
Bear, Stearns & Co., Inc. ...........    24,500,000        2.7          24,500,000       244,926        244,926
Black Diamond Offshore, Ltd..........     6,651,000          *           6,651,000        66,490         66,490
CFFX, LLC............................     7,000,000          *           7,000,000        69,979         69,979
Chrysler Corporation Master
  Retirement Trust...................     4,010,000          *           4,010,000        40,087         40,087
Clinton Riverside Convertible
  Portfolio Limited..................     5,000,000          *           5,000,000        49,985         49,985

                                                                                       NUMBER OF
                                                                                       SHARES OF      NUMBER OF
                                        AMOUNT OF     PERCENTAGE OF                      COMMON       SHARES OF
                                        DEBENTURES     DEBENTURES       AMOUNT OF        STOCK         COMMON
                                       BENEFICIALLY   BENEFICIALLY    DEBENTURES TO   BENEFICIALLY   STOCK TO BE
SELLING SECURITY HOLDER                   OWNED           OWNED        BE SOLD (1)     OWNED (2)       SOLD(1)
-----------------------                ------------   -------------   -------------   ------------   -----------
Conseco Annuity Assurance Company
  Multi-Bucket Annuity Convertible
  Bond Fund..........................     5,000,000          *           5,000,000        49,985         49,985
Conseco Fund Group Convertible
  Securities Fund....................     2,000,000          *           2,000,000        19,994         19,994
Conseco Health Insurance Company
  Convertible........................       500,000          *             500,000         4,998          4,998
Conseco Senior Health Insurance
  Company Convertible................       500,000          *             500,000         4,998          4,998
Deephaven Domestic Convertible
  Trading Ltd........................    21,000,000        2.3          21,000,000       209,937        209,937
Deeprock & Co........................     5,000,000          *           5,000,000        49,985         49,985
Delta Air Lines Master Trust (c/o
  Oaktree Capital Management, LLC)...     1,830,000          *           1,830,000        18,294         18,294
Deutsche Bank Securities, Inc.(3)....   116,175,000       12.8         116,175,000     1,161,401      1,161,401
Double Black Diamond Offshore, LDC...    27,065,000        3.0          27,065,000       270,568        270,568
Forest Alternative Strategies Fund II
  LP A5M.............................       780,000          *             780,000         7,797          7,797
Forest Convertible Fund..............       560,000          *             560,000         5,598          5,598
Forest Fulcrum Fund LP...............     1,180,000          *           1,180,000        11,796         11,796
Forest Global Convertible Fund(3)....    31,950,000        3.5          31,950,000       319,404        319,404
Forest Performance Fund LP...........       780,000          *             780,000         7,797          7,797
Goldman Sachs and Company............     6,500,000          *           6,500,000        64,980         64,980
Granville Capital Corporation........    25,000,000        2.7          25,000,000       249,925        249,925
Highbridge International LLC(4)......    57,000,000        6.3          57,000,000       569,829        569,829
Jersey (IMA) Ltd.....................     1,800,000          *           1,800,000        17,994         17,994
KBC Financial Products...............     7,000,000          *           7,000,000        69,979         69,979
Kentfield Trading, Ltd...............     7,125,000          *           7,125,000        71,228         71,228
Libertyview Funds L.P................     8,000,000          *           8,000,000        79,976         79,976
LLT Limited..........................     4,870,000          *           4,870,000        48,685         48,685
Lutheran Brotherhood.................     7,000,000          *           7,000,000       102,819         69,979
Lydian Overseas Partners-Master
  Fund(5)............................    45,500,000        5.0          45,500,000       454,863        454,863
Lyxer Master Fund....................    34,800,000        3.8          34,800,000       347,895        347,895
Merrill, Lynch, Pierce, Fenner and
  Smith, Inc.........................    16,500,000        1.8          16,500,000       164,950        164,950
Morgan Stanley & Co.
  Incorporated(6)....................   134,000,000       14.7         134,000,000     1,363,582      1,339,598
Motion Picture Industry Health
  Plan -- Active Member Fund.........       590,000          *             590,000         5,898          5,898
Motion Picture Industry Health
  Plan -- Retiree Member Fund........       290,000          *             290,000         2,899          2,899
OCM Convertible Trust................     1,695,000          *           1,695,000        16,944         16,944
Partner Reinsurance Company Ltd......       985,000          *             985,000         9,847          9,847
Peoples Benefit Life Insurance
  Company............................     5,000,000          *           5,000,000        49,985         49,985
Peoples Benefit Life Insurance
  Company (Teamsters Separate
  Account)...........................    20,000,000        2.2          20,000,000       199,940        199,940
RBC Capital Services Inc. ...........       623,000          *             623,000         6,228          6,228
Retail Clerks Pension Trust..........     5,000,000          *           5,000,000        49,985         49,985
Sagamore Hill Hubb Fund LTD..........    15,000,000        1.6          15,000,000       149,955        149,955
SG Cowan Securities Corp.............     5,000,000          *           5,000,000        49,985         49,985
Spear, Leeds & Kellogg...............     4,000,000          *           4,000,000        39,988         39,988
St. Albans Partners Ltd..............    10,000,000        1.1          10,000,000        99,970         99,970
St. Thomas Trading, Ltd..............       375,000          *             375,000         3,748          3,748

                                                                                       NUMBER OF
                                                                                       SHARES OF      NUMBER OF
                                        AMOUNT OF     PERCENTAGE OF                      COMMON       SHARES OF
                                        DEBENTURES     DEBENTURES       AMOUNT OF        STOCK         COMMON
                                       BENEFICIALLY   BENEFICIALLY    DEBENTURES TO   BENEFICIALLY   STOCK TO BE
SELLING SECURITY HOLDER                   OWNED           OWNED        BE SOLD (1)     OWNED (2)       SOLD(1)
-----------------------                ------------   -------------   -------------   ------------   -----------
State Employees' Retirement Fund of
  the State of Delaware..............     2,030,000          *           2,030,000        20,293         20,293
State of Connecticut Combined
  Investment Funds...................     4,495,000          *           4,495,000        44,936         44,936
Sylvan IMA Ltd.......................    12,530,000        1.4          12,530,000       125,262        125,262
Teachers Insurance and Annuity
  Association........................    11,000,000        1.2          11,000,000       109,967        109,967
UBS O'Connor LLC F/b/o UBS Global
  Equity Arbitrage Master
  Limited(7).........................    75,000,000        8.2          75,000,000       749,775        749,775
UBS Warburg LLC(8)...................    62,500,000        6.9          62,500,000       624,812        624,812
Vanguard Convertible Securities
  Fund, Inc..........................     6,075,000          *           6,075,000        60,731         60,731
White River Securities L.L.C.........    24,500,000        2.7          24,500,000       244,926        244,926
Wilmington Trust Company, as Owner
  and Trustee for the Forrestal
  Funding Master Trust...............    10,000,000        1.1          10,000,000        99,970         99,970
Worldwide Transactions, Ltd..........     1,284,000          *           1,284,000        12,836         12,836
Zurich HRF Master Hedge Fund.........       280,000          *             280,000         2,799          2,799

---------------

  * Less than 1%

(1) Because a selling security holder may sell all or a portion of the debentures and common stock pursuant to this prospectus, no estimate can be given as to the number or percentage of debentures and common stock that the selling security holder will hold upon termination of any sales.

(2) Includes shares of common stock issuable upon conversion of the debentures. None of the selling security holders beneficially owns one percent or more of the common stock, except that Morgan Stanley & Co. beneficially owns 1.3% of the common stock.

(3) The address of Deutsche Bank Securities is 1251 Avenue of the Americas, 26th Floor, New York, New York 10020.

(4) The address of Highbridge International LLC is 767 5(th) Ave, 23(rd) Floor, New York, New York 10153.

(5) The address of Lydian Overseas Partners-Master Fund is c/o Lydian Asset Management L.P., 101 East 52nd Street, 36th Floor, New York, New York 10022.

(6) The address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, New York 10036. Morgan Stanley & Co. was the initial purchaser of all of the debentures.

(7) The address of UBS O'Connor LLC F/b/o UBS Global Equity Arbitrage Master Limited is 141 Jackson Blvd, Chicago, Illinois 60604.

(8) The address of UBS Warburg LLC is 677 Washington Blvd., 9-N, Stamford, CT 06901.

     None of the selling security holders named above has, within the past three years, held any position, office or other material relationship with us or any of our predecessors or affiliates, except as noted above.

                           DESCRIPTION OF DEBENTURES

     The debentures were issued under an indenture dated as of May 17, 1996, as supplemented by the first supplemental indenture thereto dated as of May 27, 1998 and the second supplemental indenture dated as of June 30, 2000, between Weatherford and The Bank of New York, successor to Bank of Montreal Trust Company, as trustee. We have summarized the material terms and provisions of the indenture in this section. You should read the indenture for additional information before you buy any of these debentures. References in this section to Weatherford are solely to Weatherford International, Inc. and not to its subsidiaries.

GENERAL

     The debentures are unsecured obligations of Weatherford, ranking equal in right of payment with all other senior unsecured indebtedness of Weatherford. The debentures are limited to $910,000,000 aggregate principal amount at maturity. The debentures are scheduled to mature on June 30, 2020. The debentures were originally issued at a substantial discount from their principal amount at maturity and therefore have original issue discount for U.S. federal income tax purposes. See "Material U.S. Federal Income Tax Considerations."

     There will be no periodic cash payments of interest on the debentures, except as described under "--Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." The calculation of the accrual of original issue discount, the difference between the issue price of a debenture and the principal amount at maturity of a debenture, in the period during which a debenture remains outstanding will be compounded semi-annually using a year composed of twelve 30-day months. The accrual of original issue discount commenced on the issue date of the debentures. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures, will cease to accrue on the debentures upon conversion, repurchase or redemption under the terms and subject to the conditions of the indenture.

     The principal amount at maturity of each debenture is payable at the office or agency of the paying agent, currently the trustee, in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for this purpose. You may present debentures for conversion into common stock at the office of the conversion agent. Debentures in definitive form may be presented for exchange for other debentures or registration of transfer at the office of the registrar. Currently, the trustee is the paying agent, the conversion agent and the registrar. Weatherford will not charge a service charge for any registration, transfer or exchange of debentures. However, Weatherford may require the holder to pay for any tax, assessment or other governmental charge to be paid in connection with any registration, transfer or exchange of debentures.

RANKING

     The debentures constitute senior debt and rank equally with all of our unsecured and unsubordinated debt and will rank senior to any future subordinated indebtedness. As of June 30, 2000, excluding the debentures, we had outstanding approximately $439.8 million aggregate principal amount of senior indebtedness.

     We currently conduct a substantial portion of our operations through our subsidiaries, and our subsidiaries generate a substantial portion of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are one of the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial conditions and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the debentures. In addition, holders of the debentures have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

CONVERSION OF DEBENTURES BY HOLDERS

     You have the option to convert your debentures into Weatherford common stock at any time prior to maturity. However, if we elect to redeem a debenture, you may convert it only until the close of business on the last trading day prior to a redemption date, unless we default in the payment of the redemption price. If you have delivered a repurchase notice exercising your option to require us to repurchase your debenture, you may not convert the debenture unless you withdraw the notice in accordance with the terms of the indenture. Similarly, if you exercise your option to require us to repurchase your debenture upon a Fundamental Change, that debenture may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. You may convert your debentures in part so long as you convert debentures of an integral multiple of $1,000 principal amount at maturity. On any conversion, we will deliver the common shares issuable upon such conversion to the trustee no later than the close of business on the seventh business day following the conversion date.

     The conversion rate is 9.9970 shares of common stock per $1,000 principal amount at maturity of debentures, subject to adjustment upon the occurrence of the events described below. If, on conversion, you would be entitled to a fractional share of common stock, you will instead receive cash in an amount equal to the closing price of shares of common stock on the trading day immediately prior to the conversion date multiplied by such fraction.

     On conversion of a debenture, you will not receive any cash payment representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid in full rather than canceled, extinguished or forfeited. Consequently, our delivery to you of the fixed number of shares of common stock into which the debenture is convertible, together with the cash payment, if any, in lieu of a fractional share of common stock, will be deemed to satisfy our obligation to pay the principal amount at maturity of the debenture, including the accrued original issue discount attributable to the period from the issue date to the conversion date. We will not adjust the conversion ratio to account for the accrued original issue discount.

     The date on which all of the requirements for delivery of the debenture for conversion have been satisfied is the conversion date.

     The conversion rate is subject to adjustment under formulae as set forth in the indenture in certain events, including:

     - the issuance of Weatherford common stock as a dividend or distribution on the common stock;

     - certain subdivisions, combinations and reclassifications of the outstanding common stock;

     - the issuance to all holders of common stock of certain rights or warrants to purchase common stock at less than the current market price;

     - the distribution to all holders of common stock of capital stock (other than our common stock), debt, or other assets, but excluding distributions of rights and warrants described above and all-cash distributions;

     - distributions consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

        (i) the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this fifth bullet point (as adjusted to reflect subdivisions or combinations of the common stock); or

        (ii) 3.75% of the average of the last reported sales price of the common stock during the 10 trading days immediately prior to the date of declaration of the dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Weatherford; or

     - payment in respect of a tender offer or exchange offer by us or any of our subsidiaries for the common stock to the extent that the per share consideration exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made; and

     - payment in respect of a tender offer or exchange offer by a person other than Weatherford or any of its subsidiaries in which, as of the closing or expiration date of such offer, our Board of Directors is not recommending rejection of the offer.

     If an adjustment is required to be made as set forth in the fifth bullet point above as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to such fifth bullet point. If an adjustment is required to be made as set forth in the fifth bullet point above as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution. The adjustment referred to in the seventh bullet point above will be made only (i) if the tender offer or exchange offer is for an amount that increases that person's ownership of the common stock to more than 25% of the total shares of the common stock outstanding and (ii) if the cash and value of any other consideration included in such payment per share of the common stock exceeds the current market price per share of the common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in the seventh bullet point above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause Weatherford to engage in a consolidation or merger of Weatherford or a sale of all or substantially all of Weatherford's assets.

     We may from time to time increase the conversion rate by any amount for any period if the period is at least 20 days or such longer period as may be required by law, so long as the increase is irrevocable during the period. Subsequent to such increase, we may from time to time lower the conversion rate to any rate that is not lower than the conversion rate that would have been applicable had such increase not been made, if we determine that the decrease would be in our best interests. For purposes of this paragraph, a determination by our board of directors will be conclusive. If we increase the conversion rate, we will give at least seven days' notice of the increase. We may, at our option, make increases in the conversion rate, in addition to those described above, as we deem advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as a dividend distribution or a right to acquire stock for income tax purposes. See "Material U.S. Federal Income Tax Considerations."

     No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

     Except as stated above, the conversion rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

     If we exercise our option to have interest in lieu of original issue discount accrue on a debenture following a tax event, the holder will be entitled on conversion to receive the same number of shares of common stock that the holder would have received if we had not exercised our option. If we exercise our option, debentures surrendered for conversion during the period from the close of business on the record date next preceding the next interest payment date to the opening of business on the next interest payment date (except debentures to be redeemed on the next interest payment date) must also be accompanied by an amount equal to the accrued and unpaid interest on the debenture that the registered holder is to receive. Except where debentures surrendered for conversion must be accompanied by the payment described in this paragraph, no interest on converted debentures will be payable by us on any interest payment date subsequent to the date of conversion. See "--Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

     In the case of either: (1) any reclassification of the common stock, or (2) a consolidation or merger involving Weatherford or a conveyance, transfer or lease to another entity of the property and assets of Weatherford substantially as an entirety, if holders of common stock would be entitled to receive any form of consideration with respect to or in exchange for common stock, the holders of the debentures then outstanding would be entitled to convert their debentures into the kind and amount of consideration which they would have owned or been entitled to receive had their debentures been converted immediately prior to the applicable transaction. This assumes that a holder of debentures would not have exercised any rights of election as to the consideration receivable in connection with the transaction.

     In the event of a taxable distribution to holders of common stock or in certain other circumstances requiring an adjustment to the conversion rate, the holders of debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "Material U.S. Federal Income Tax Considerations."

REDEMPTION OF DEBENTURES AT OUR OPTION

     We may not redeem the debentures before June 30, 2005. Beginning on June 30, 2005, we may redeem the debentures for cash in whole or in part at any time, by giving by mail to holders of debentures not less than 30 days' nor more than 60 days' notice of redemption prior to the redemption date for an amount in cash equal to 100% of the sum of (1) the $551.26 original debenture issue price per $1,000 principal amount and (2) accrued original issue discount through the date of redemption. We can also convert the debentures to interest-bearing debentures upon the occurrence of certain tax events. The debentures will be redeemable in multiples of $1,000 principal amount at maturity. No sinking fund is provided for the debentures.

     The table below shows redemption prices of debentures per $1,000 principal amount at maturity, at June 30, 2005, and at each June 30 thereafter prior to maturity and at maturity on June 30, 2020, which prices reflect the accrued original issue discount calculated to each date. The redemption price of a debenture redeemed between any two dates below would include an additional amount reflecting the additional original issue discount accrued since the date in the table preceding the actual redemption date.

                                                            (2)
                                            (1)       ACCRUED ORIGINAL         (3)
                                         DEBENTURE     ISSUE DISCOUNT      REDEMPTION
                                        ISSUE PRICE       AT 3.0%        PRICE (1) + (2)
                                        -----------   ----------------   ---------------
June 30, 2005.........................    $551.26         $ 88.50           $  639.76
June 30, 2006.........................     551.26          107.84              659.10
June 30, 2007.........................     551.26          127.76              679.02
June 30, 2008.........................     551.26          148.28              699.54
June 30, 2009.........................     551.26          169.43              720.69
June 30, 2010.........................     551.26          191.21              742.47
June 30, 2011.........................     551.26          213.65              764.91
June 30, 2012.........................     551.26          236.77              788.03
June 30, 2013.........................     551.26          260.59              811.85
June 30, 2014.........................     551.26          285.13              836.39
June 30, 2015.........................     551.26          310.41              861.67
June 30, 2016.........................     551.26          336.45              887.71
June 30, 2017.........................     551.26          363.28              914.54
June 30, 2018.........................     551.26          390.92              942.18
June 30, 2019.........................     551.26          419.40              970.66
At Stated Maturity (June 30, 2020)....     551.26          448.74            1,000.00

     If we elect to convert the debentures to semiannual coupon debentures following a tax event, the debentures will be redeemable at the Restated Principal Amount (as described below) plus accrued and unpaid interest, if any, to the applicable redemption date.

     If less than all of the outstanding debentures held in certificated form are to be redeemed, the trustee will select the debentures held in certificated form to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your certificated debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be the portion selected for redemption. Debentures registered in the name of DTC or its nominee will be redeemed as described under the caption entitled "Book-Entry System."

REPURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

     You have the right to require us to repurchase the debentures on June 30, 2005, June 30, 2010 and June 30, 2015. We will be required to repurchase any outstanding debenture for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If the repurchase notice is given and withdrawn during the period, we will not be obligated to repurchase the related debentures. Our repurchase obligation will be subject to certain additional conditions. Also, our ability to satisfy our repurchase obligations may be affected by the factors described in "Risk Factors" under the caption "We may not have the ability to raise the funds necessary to repurchase your debentures upon a Fundamental Change."

     The purchase price payable in respect of a debenture will be equal to the issue price plus accrued original issue discount to the repurchase date. If, prior to the repurchase date, we have elected to convert the debentures to semiannual coupon debentures following a tax event, the purchase price will be equal to the Restated Principal Amount plus accrued and unpaid interest to the repurchase date. See the discussion under the caption entitled "--Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." The table below shows the purchase prices of a debenture as of the specified repurchase dates.

REPURCHASE DATE                                               PRICE
---------------                                              -------
June 30, 2005..............................................  $639.76
June 30, 2010..............................................  $742.47
June 30, 2015..............................................  $861.67

     We may, at our option, elect to pay the purchase price payable, as of any repurchase date, in cash or common stock or any combination of cash or common stock. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Material U.S. Federal Income Tax Considerations--U.S. Holders--Sale, Exchange or Retirement of the Debentures."

     If we elect to pay the purchase price, in whole or in part, in common stock, the number of shares to be delivered in respect of the portion of the purchase price to be paid in common stock will be equal to the portion of the purchase price divided by the "market price" of the common stock. However, we will not deliver fractional shares of common stock upon any repurchase by us of debentures through the delivery of common stock in payment, in whole or in part, of the purchase price. If, on a repurchase of common stock, you would be entitled to a fractional share of common stock, you will instead receive cash in an amount equal to the market price of a share of common stock (as defined below) multiplied by such fraction.

     Your right to require us to repurchase debentures is exercisable by delivery during the 20-business day repurchase period referenced above of a written repurchase notice by the holder to the office of the paying agent. The paying agent is the trustee.

     The repurchase notice will state:

     - if certificated debentures have been issued, the debenture certificate numbers, or, if not certificated, your notice must comply with appropriate DTC procedures;

     - the portion of the principal amount at maturity of debentures to be repurchased, which must be $1,000 or in multiples of $1,000;

     - that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture; and

     - if we elect, pursuant to the election notice that we are required to give, to pay the purchase price, in whole or in part, in common stock but do not end up satisfying the conditions to payment and ultimately have to pay the holder in cash, whether you would choose:

       (i) to withdraw the repurchase notice as to some or all of the debentures to which it relates; or

       (ii) to receive cash in respect of the entire purchase price for all debentures subject to the repurchase notice.

     If you fail to indicate your choice with respect to the election described in the fourth bullet point in the paragraph above, you will be deemed to have elected to receive cash for the entire purchase price for all debentures subject to the repurchase notice. For a discussion of the tax treatment of a holder receiving cash or common stock pursuant to its election to tender its debentures to us on a repurchase date, see the discussion under "Material U.S. Federal Income Tax Considerations."

     You may withdraw any repurchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state:

     -  the principal amount at maturity of the withdrawn debentures;

     - if certificated debentures have been issued, the certificate numbers of the withdrawn debentures, or if not certificated, your notice must comply with appropriate DTC procedures; and

     - the principal amount at maturity, if any, which remains subject to the repurchase notice.

     We must give notice of an upcoming repurchase date not less than 20 business days prior to the repurchase date to all holders at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

     - whether we will pay the purchase price of the debentures in cash or shares of common stock, or any combination of cash or common stock. The notice will specify the percentage of each;

     - if we elect to pay in common stock, in whole or in part, the method of calculating the market price of the common stock; and

     - the procedures that holders must follow to require us to repurchase their debentures.

     The "market price" means the average of the sale prices of the common stock for the five-trading-day period ending on the third business day prior to the applicable repurchase date (if the third business day prior to the applicable repurchase date is a trading day, or if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five-trading-day period and ending on such repurchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

     The "sale price" of the common stock on any date means the closing sale price per share of common stock (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported on the Nasdaq Market.

     Because the market price of the common stock is determined prior to the applicable repurchase date, holders of debentures bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such repurchase date. We may pay the repurchase price or any portion of the repurchase price in shares of common stock only if the common stock is listed on a United States national securities exchange or quoted in an inter-dealer quotation system of any registered United States national securities association.

     Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will notify the securities exchange(s) on which our common stock is then listed and disseminate such determination on our website on the world wide web or through such other public medium as we may use at that time.

     Our right to repurchase debentures, in whole or in part, with common stock is subject to the satisfaction of various conditions, including:

     - the registration of the common stock under the Securities Act and Securities Exchange Act of 1934 (the "Exchange Act"), if required, and

     - any necessary qualification or registration under applicable state securities laws, if any, or the availability of an exemption therefrom.

     If the conditions are not satisfied by a repurchase date, we will pay the purchase price of the debentures to be purchased on the repurchase date entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the debentures once we have given the notice that we are required to give to holders of debentures, except as described in the first sentence of this paragraph.

     Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the purchase price for the debenture will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the debenture. If the paying agent holds money or securities sufficient to pay the purchase price of the debenture on the business day following the repurchase date, then, on and after the date:

     -  the debenture will cease to be outstanding;

     - original issue discount (or, if the debentures have been converted to interest-bearing debentures following a tax event, interest) will cease to accrue; and

     -  all other rights of the holder will terminate.

     This will be the case whether or not book-entry transfer of the debenture is made or the debenture is delivered to the paying agent, and all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the debenture.

     Our ability to repurchase debentures with cash may be limited by the terms of our then-existing borrowing agreements. The indenture prohibits us from repurchasing debentures for cash in connection with holders' repurchase right if any event of default under the indenture has occurred and is continuing, except a default in the payment of the repurchase price with respect to the debentures.

     Even though we become obligated to repurchase any outstanding debenture on a repurchase date, we may not have sufficient funds to pay the purchase price on that repurchase date. If this were to occur, we could be required to issue shares of common stock to pay the purchase price at valuations based on then prevailing market prices for all the debentures tendered by the holders.

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may be applicable at the time. We will file Schedule TO or any other schedule required in connection with any offer by us to repurchase the debentures.

REPURCHASE AT THE OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE

     If we undergo a Fundamental Change (as defined below), you will have the option to require us to purchase for cash any or all of your debentures 35 business days after such Fundamental Change. We will pay a purchase price equal to the issue price plus accrued original issue discount through the purchase date or, if applicable, the Restated Principal Amount plus accrued and unpaid interest to the date of purchase. You may require us to purchase all or any part of the debentures so long as the principal amount at maturity of the debentures being purchased is an integral multiple of $1,000.

     A Fundamental Change means the occurrence of any transaction or event in connection with which all or substantially all common stock (excluding shares held by stockholders exercising dissenters' rights) will be exchanged for, converted into, acquired for or constitute solely the right to receive any form of consideration which is not all or substantially all common stock listed, or, upon consummation of or immediately following such transaction or event, which will be listed, on a United States national securities exchange or approved for quotation on The Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices or, where applicable, cash in lieu of fractional shares of such stock.

     You must deliver a written notice to the paying agent prior to the close of business on the business day prior to the date on which the debentures are to be purchased to exercise the repurchase right upon a Fundamental Change. This notice must specify the debentures submitted for repurchase. You may withdraw the notice by delivering a written notice of withdrawal to the paying agent before the same date.

     Within 15 business days after a Fundamental Change, we will publish and mail to the trustee and to each holder of the debentures a written notice of the Fundamental Change which specifies the terms and conditions and the procedures required for exercise of a holder's right to require us to purchase your debentures.

     If we had previously exercised our option to pay interest instead of accruing original issue discount on the debentures following a tax event, we will purchase the debentures at a cash price equal to the Restated Principal Amount plus accrued and unpaid interest which had accrued from the date we exercised our option. See "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which will be applicable at the time in connection with the repurchase of the debentures in the event of a Fundamental Change. We will file Schedule TO or any other schedule required in connection with any offer by us to so repurchase the debentures.

     The repurchase rights of the holders of debentures could discourage a potential acquirer of Weatherford. The Fundamental Change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of Weatherford by any means or part of a plan by management to adopt a series of anti-takeover provisions.

     The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect Weatherford's financial condition. In addition, you may not be protected by the requirement that we offer to repurchase the debentures upon a Fundamental Change in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Weatherford.

     No debentures may be repurchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default described under "--Events of Default; Notice and Waiver" below. However, debentures may be repurchased if the event of default is in the payment of the Fundamental Change purchase price with respect to the debentures.

MERGERS AND SALES OF ASSETS

     Weatherford may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless:

     - the successor person assumes all of Weatherford's obligations under the debentures and the indenture; and

     - Weatherford or the successor person will not immediately thereafter be in default under the indenture.

     Upon the assumption of our obligations by a successor as described above, subject to certain exceptions, we will be discharged from all obligations under the debentures and the indenture. Certain of these transactions which would constitute a Fundamental Change would permit each holder to require us to repurchase their debentures as described under "--Repurchase at Option of the Holder Upon a Fundamental Change."

OPTIONAL CONVERSION TO SEMIANNUAL COUPON DEBENTURES UPON A TAX EVENT

     We have the option to convert the debentures to interest-bearing debentures following a tax event. From and after the date a tax event occurs, we may elect to pay interest at 3.0% per year on the debentures instead of accruing original issue discount. The principal amount, which will be restated, will be calculated by adding the issue price and the original issue discount which had accrued up and until the date on which we exercise the option. This Restated Principal Amount will be the amount due at maturity. If we elect this option, interest will be based on a 360-day year comprised of twelve 30-day months. Interest will accrue from the option exercise date and will be payable semiannually on June 30 to holders of record on the immediately preceding June 15 and on December 31 to holders of record on the immediately preceding December 15.

     A tax event occurs when we receive an opinion from tax counsel stating that, as a result of either:

     - any amendment, change or announced prospective change in the laws or regulations of the United States or any of its political subdivisions or taxing authorities of the United States or

     - any amendment, change, interpretation or application of the laws or regulations by any legislative body, court, government agency or regulatory authority,

there is more than an insubstantial risk that interest, including original issue discount, payable on the debentures either

     - would not be deductible on a current accrual basis; or

     - would not be deductible under any other method,

in whole or in part, by us for United States federal income tax purposes.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The indenture provides that, if an event of default specified in the indenture has occurred and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding may declare due and payable:

     - the issue price of the debentures or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, the Restated Principal Amount; plus

     - the original issue discount on the debentures or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures, in each case accrued and unpaid to the date of the declaration; plus

     - any liquidated damages owing.

     In the case of certain events of bankruptcy or insolvency, the issue price plus the original issue discount on the debentures or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, the Restated Principal Amount plus interest on the debentures, accrued and unpaid to the occurrence of the event will automatically become and be immediately due and payable in each case.

     Under certain circumstances, the holders of a majority in aggregate principal amount at maturity of the outstanding debentures may rescind any acceleration with respect to the debentures and its consequences.

     Interest will accrue at the rate of 3.0% per annum and be payable on demand upon a default in the payment of any redemption price or purchase price and, after acceleration, of the issue price and accrued original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest, to the extent that payment of the interest is legally enforceable. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures (except as provided in the first sentence of this paragraph), will cease to accrue after declaration of acceleration.

     The following constitute events of default with respect to the debentures:

     (1) our failure for 30 days to pay any interest (after any conversion of the debentures to interest-bearing debentures following a tax event) or liquidated damages due on the debentures;

     (2) our failure to pay principal of the debentures (or, if the debentures have been converted to interest-bearing debentures following a tax event, the Restated Principal Amount) at maturity, issue price, accrued original discount, redemption price, repurchase price or Fundamental Change purchase price, when the same becomes due and payable;

     (3) our failure for 10 days to deliver shares of our common stock (including cash in lieu of fractional shares) when common stock is required to be delivered following the conversion of a debenture;

     (4) our failure to comply with any of our covenants or agreements in the debentures or the indenture (other than an agreement or covenant that we have included in the indenture solely for the benefit of other series of debt securities or that is made inapplicable to the debentures) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all outstanding debt securities affected by that failure; and

     (5) certain events involving bankruptcy, insolvency or reorganization of Weatherford.

     A default under one series of debt securities issued under the base indenture will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debentures of any default or event of default (except in any payment on the debentures) if the trustee considers it in the interest of the holders of the debentures to do so.

     The trustee will give notice to holders of the debentures of any continuing default known to the trustee within 90 days after the trustee becomes aware of such default provided that, except in the case of a default as described in clause (1) above, the trustee may withhold notice if it determines in good faith that withholding the notice is in the interests of the holders.

     The holders of a majority in aggregate principal amount at maturity of the outstanding debentures may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee; provided that the direction may not conflict with any law or the indenture and will be subject to certain other limitations. Before proceeding to exercise any right or power under the indenture at the direction of the holders, the trustee will be entitled to receive from the holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities incurred by it in complying with the direction. No holder of any debenture will have any right to pursue any remedy with respect to the indenture or the debentures unless:

          (1) the holder has previously given us and the trustee written notice of a continuing event of default;

          (2) the holders of at least 25% in aggregate principal amount at maturity of the outstanding debentures have made a written request to the trustee to pursue the remedy;

          (3) the holder or holders have offered to the trustee reasonable indemnity satisfactory to the trustee;

          (4) the holders of a majority in aggregate principal amount at maturity of the outstanding debentures have not given the trustee a direction inconsistent with the request within 60 days after receipt of the request; and

          (5) the trustee has failed to comply with the request within the 60-day period.

     However, the right of any holder:

          (1) to receive payments of principal, including the issue price and accrued original issue discount, liquidated damages owing or interest, and any interest in respect of a default in the payment of any amounts due in respect of a debenture, on or after the due date of the debenture;

          (2) to institute suit for the enforcement of any payments or conversion; or

          (3) to convert debentures

will not be impaired or adversely affected without the holder's consent.

     The holders of at least a majority in aggregate principal amount at maturity of the outstanding debentures may waive an existing default and its consequences, other than:

     - any default in any payment on the debentures;

     - any default with respect to the conversion rights of the debentures; or

     - any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each debenture as described under the caption entitled "--Modification and Waiver" below.

     We are required to furnish to the trustee annually a statement as to any default by us in the performance and observance of our obligations under the indenture.

MODIFICATION AND WAIVER

     We may amend, modify or supplement the indenture with the consent of the holders of not less than a majority in aggregate principal amount at maturity of all series affected (acting as one class). Notwithstanding the foregoing, no amendment may, without the consent of each holder affected:

          (1) change the stated maturity of the principal of, or any installment of principal or interest in any security, or reduce the principal amount thereof or rate of interest thereon or any premium payable upon the redemption thereof, or change the redemption date, or any obligation to pay additional amounts pursuant to the indenture, or reduce the principal amount of any original issue discount security payable upon a declaration of acceleration, change the coin or currency in which any security or any premium or interest is payable or change of the right of redemption, purchase or repayment by Weatherford at the option of the holder or change the holder's right to institute suit;

          (2) reduce the percentage in principal amount of the outstanding securities of any series, the consent of whose holders is required for any such amendment, modification or supplement, or the consent of whose holders is required for any waiver provided for in the indenture, or reduce the requirements of the indenture for quorum or voting, or

          (3) change any obligation of the Company to maintain an office or agency in the places and for the purposes specified in the indenture, or

          (4) make any change that adversely affects the right to convert any debenture or the right to require us to repurchase a debenture or the right to require us to repurchase a debenture upon a Fundamental Change; or

          (5) subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture.

     The indenture also provides for certain modifications of its terms without the consent of the holders.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     We issued the debentures in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debentures. We may, however, require the payment of any tax or other governmental charge payable for that registration.

     Debentures are exchangeable for other debentures, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. Holders may present debentures for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

     We have appointed the trustee as security registrar for the debentures. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the debentures.

     In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any debenture either:

     - during a period beginning 15 business days prior to the expected mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice; or

     - if the debentures have been called for redemption, in whole or in part, except the unredeemed portion of any debenture being redeemed in part.

PAYMENT AND PAYING AGENTS

     Payments on the debentures not made in common stock will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global debentures, by wire transfer. We will make interest payments to the person in whose name the debenture is registered at the close of business on the record date for the interest payment.

     The trustee will be designated as our paying agent for payments on debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debentures that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

BOOK-ENTRY SYSTEM

     The debentures are represented by several Global Securities (each a "Global Security"). Each Global Security has been deposited with, or on behalf of, The Depository Trust Company ("DTC") and is registered in the name of a nominee of DTC. Except under circumstances described below, the debentures will not be issued in definitive form.

     DTC will credit on its book-entry registration and transfer system the accounts of persons holding beneficial interests in the Global Security with the respective principal amounts of the debentures represented by the Global Security. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by that Global Security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Security are not entitled to have debentures represented by that Global Security registered in their names, are not entitled to receive physical delivery of debentures in definitive form and are not considered the owners or holders thereof under the indenture. Principal and interest payments, if any, or payments of the redemption price or the purchase price on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant Global Security. Neither we, the trustee, any paying agent nor the registrar for the debentures have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, or payments of the redemption price or the purchase price will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue debentures in definitive form in exchange for the entire Global Security for the debentures. In addition, we may at any time and in our sole discretion determine not to have debentures represented by a Global Security and, in such event, will issue debentures in definitive form in exchange for the entire Global Security relating to such debentures. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of debentures represented by such Global Security equal in principal amount to such beneficial interest and to have such debentures registered in its name. Debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code and a clearing agency registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. This practice eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Some of the participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Security among participants, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time.

     Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time. Redemption notices will be sent to Cede & Co., as nominee of DTC. If less than all of the debentures are being redeemed, DTC will reduce the amount of interest of each participant in the debentures in accordance with its procedures.

     Holders of debentures may not request certificated debentures and certificated debentures will not be issued, except at our option or in exchange for debentures represented by the global debenture if no successor depositary is appointed by us as set forth above in the fifth paragraph under this caption.

TAXATION OF DEBENTURES

     See the description under "Material U.S. Federal Income Tax Considerations" for a discussion of certain tax considerations relevant to a holder of debentures.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed The Bank of New York as trustee under the indenture, and as paying agent, conversion agent, registrar and custodian with regard to the debentures.

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this prospectus, we are authorized to issue up to 250,000,000 shares of common stock, par value $1.00 per share, and up to 3,000,000 shares of preferred stock, par value $1.00 per share. As of June 30, 2000, we had 109,079,361 shares of common stock and no shares of preferred stock outstanding. As of that date, we also had approximately 28.2 million shares of common stock reserved for issuance in connection with options or other awards outstanding under various employee or director incentive, compensation and option plans, and for issuance pursuant to conversions of the debentures and our 5% Convertible Subordinated Preferred Equivalent Debentures due 2027.

     In connection with the acquisition of Alpine Oil Services Corporation on August 10, 2000, in a transaction structured to provide certain Canadian tax results for Alpine's former stockholders, we issued one share of our Series A Preferred Stock, par value $1.00 per share, a new series of Preferred Stock. The one share of Series A Preferred Stock is held by a trustee for the benefit of the former Alpine shareholders. The former Alpine shareholders were issued an exchangeable security in one of our Canadian subsidiaries that is exchangeable for common stock on a one-for-one basis. The one share of Series A Preferred Stock, pursuant to its terms and subject to certain other contractual provisions with respect to the acquisition, effectively provides the former Alpine shareholders, who have not exchanged their exchangeable securities for shares of our common stock, with the right to vote as a holder of our common stock.

     The following is a summary of the key terms and provisions of our equity securities. You should refer to the applicable provisions of our certificate of incorporation, as amended, our bylaws, the Delaware General Corporation Law and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

COMMON STOCK

     Subject to the rights of the holders of any outstanding shares of our preferred stock that may be outstanding from time to time and to those rights provided by law:

     - dividends may be declared and paid or set apart for payment upon our common stock out of any of our assets or funds legally available for the payment of dividends and may be payable in cash, stock or otherwise;

     - the holders of our common stock have the exclusive right to vote for the election of directors and, except as provided below, on all other matters requiring stockholder action generally, with each share being entitled to one vote; and

     - upon our voluntary or involuntary liquidation, dissolution or winding up, our net assets will be distributed pro rata to the holders of our common stock in accordance with their respective rights and interests to the exclusion of the holders of any outstanding shares of our preferred stock.

     Although the holders of our common stock are generally entitled to vote for the approval of amendments to our certificate of incorporation, an amendment to our certificate of incorporation that would solely modify or change the relative powers, preferences and rights and the qualifications or restrictions of any issued shares of any series of our preferred stock then outstanding generally would not require a vote by our common stockholders.

     Holders of our common stock do not have any cumulative voting, redemption or conversion rights and have no preemptive rights to subscribe for, purchase or receive any class of our shares or our other securities. Holders of our common stock have no fixed dividend rights. Dividends may be declared by our board of directors at its discretion depending on various factors, although no dividends are anticipated for the foreseeable future.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by us of stock or any transaction from which the director derived an improper personal benefit. Our certificate of incorporation, as amended, provides that our directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the above described exceptions specified by Delaware law.

     As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with the Company for three years following the time such person became an interested stockholder unless:

     - before such person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced (excluding stock held by our directors who are also officers and by our employee stock plans, if any, that do not provide employees with the rights to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer); or

     - following the transaction in which such person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by the affirmative vote of the holders of two-thirds of our outstanding voting stock not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if such extraordinary transaction is approved or not opposed by a majority of our directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     The Registrar and Transfer Agent for our common stock is American Stock Transfer and Trust Company, New York, New York.

PREFERRED STOCK

     As described above, we issued one share of Series A Preferred Stock to a trustee on August 10, 2000. The one share entitles that trustee to vote, essentially as a proxy for the former Alpine shareholders who have not yet exchanged their exchangeable securities into shares of common stock, the same number of votes as could be voted if the former Alpine shareholders had exchanged the exchangeable securities for common stock. As the exchangeable securities are exchanged for common stock, the number of votes to which the Series A Preferred Stock is entitled decreases and the voting rights of the Series A Preferred Stock will be eliminated entirely when there are no more outstanding exchangeable securities. The Series A Prefered Stock has a $1.00 liquidation preference. The Series A Prefered Stock has no class voting rights and votes together with the common stock. Except for the specific voting rights and the $1.00 liquidation preference, the Series A Preferred Stock has no other rights or preferences.

     Our board of directors can, without approval of our stockholders, issue one or more additional series of preferred stock and determine the number of shares of each series and the rights, preferences and limitations of each series by appropriate board resolutions. The following description of the terms of the preferred stock sets forth some of the general terms and provisions of our authorized preferred stock. If we offer additional preferred stock, the terms may include the following:

     - the series, the number of shares offered and the liquidation value of the preferred stock;

     - the price at which the preferred stock will be issued;

     - the dividend rate, if any, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

     - the liquidation preference of the preferred stock;

     - the voting rights of the preferred stock;

     - whether the preferred stock is redeemable, optionally or mandatorily, or subject to a sinking fund, and the terms of any redemption or sinking fund;

     - whether the preferred stock is convertible into, or exchangeable for, any other securities, and the terms of any conversion; and

     - any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

     This description of the terms of the preferred stock is not complete and will be subject to and qualified by the certificate of designation relating to any applicable series of preferred stock.

     Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. As a result, the issuance of shares of a series of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any other of our preferred stock. The issuance of shares of preferred stock may also adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock or other securities.

                              PLAN OF DISTRIBUTION

     The debentures and common stock are being registered to permit public secondary trading of these securities by the selling security holders from time to time after the date of this prospectus. We have agreed to bear all expenses in connection with the registration of the debentures and common stock, other than discounts and commissions. We will not receive any of the proceeds from the offering of debentures and common stock by the selling security holders or the issuance of common stock on conversion of the debentures.

     The selling security holders (and their respective donees and transferees for no consideration) may sell all or a portion of the debentures and common stock beneficially owned by them and offered by this prospectus from time to time on any exchange on which the securities are listed on terms to be determined at the time of sale. The selling security holders may also make private sales directly or through a broker. Alternatively, any of the selling security holders may from time to time offer the debentures and common stock beneficially owned by them through dealers or agents, who may receive compensation in the form of commissions or concessions from the selling security holders and the purchasers for whom they may act as agent. The aggregate proceeds to the selling security holders from the sale of the debentures and common stock offered by them will be the purchase price less discounts and commissions, if any.

     The debentures and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Prices will be determined by the holders of the securities or by agreement between the holders and dealers who may receive fees or commissions in connection with the sale.

     The shares of our common stock offered by this prospectus are issuable on conversion of the debentures. Holders may convert the debentures into shares of our common stock at any time before maturity at a conversion rate of 9.997 shares per $1,000 principal amount at maturity. See "Description of Debentures". We will not receive any cash proceeds on conversion of the debentures.

     Our common stock is traded on the New York Stock Exchange under the symbol "WFT".

     Morgan Stanley is making a market in the debentures; however, it is not obligated to do so and any such market-making may be discontinued at any time without notice, in the sole discretion of Morgan Stanley. We do not intend to apply for listing of the debentures on any securities exchange. Accordingly, no assurance can be given as to the development or liquidity of any trading market that may develop for the debentures.

     The selling security holders and any broker-dealers or agents that participate with the selling security holders in the distribution of the securities offered pursuant to this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by the broker-dealers or agents and any profits realized by the selling security holders on the resales of the debentures and common stock purchased by them may be deemed to be underwriting commissions or discount under the Securities Act.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this prospectus. There is no assurance that any selling security holder will sell any or all of the debentures and common stock described in this prospectus, and any selling security holder may transfer, devise or gift such securities by other means not described in this prospectus.

     We originally sold the debentures to Morgan Stanley on June 30, 2000 in a private placement. We agreed to indemnify and hold Morgan Stanley harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the debentures by Morgan Stanley. The registration rights agreement pursuant to which we filed the registration statement to which this prospectus relates provides for us and the selling security holders to indemnify each other against certain liabilities arising under the Securities Act.

     In the ordinary course of business, Morgan Stanley and certain of its affiliates have in the past and may in the future engage in investment banking or other transactions of a financial nature with us and our affiliates, including providing advisory services to us, for which they have received customary compensation.

                MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debentures and common stock by U.S. holders, and certain material U.S. federal income, withholding and estate tax considerations relating to the purchase, ownership and disposition of the debentures and common stock by non-U.S. holders. The discussion is a summary only and does not purport to be a complete analysis of all the potential tax considerations relating to the purchase, ownership and disposition of the debentures and common stock. We have based this summary on the U.S. federal income tax laws, regulations, rulings and judicial decisions as of the date of this prospectus. These laws may change, possibly retroactively. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of purchasing, owning or disposing of debentures and common stock.

     The discussion does not address all tax consequences that may be important to you in light of your specific circumstances. For instance, this discussion does not address the alternative minimum tax provisions of the tax code, or special rules applicable to certain categories of investors, such as certain financial institutions, partnerships or other flow-through entities, insurance companies, tax-exempt organizations, dealers in securities, or persons who hold debentures or common stock as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction, that may be subject to special rules. This discussion will not apply if you hold the debentures and any common stock into which the debentures are converted other than as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction or U.S. estate and gift tax law as applicable to U.S. holders.

     Persons considering the purchase of a debenture should consult their own tax advisors as to the particular tax consequences to them of acquiring, holding, converting or otherwise disposing of the debentures and common stock, including the effect and applicability of state, local or foreign tax laws and the potential for a tax event to occur.

U.S. HOLDERS

     As used in this discussion, the term U.S. holder means a holder of a debenture or common stock that is:

          (1) for United States federal income tax purposes, a citizen or resident of the United States;

          (2) a corporation created or organized in or under the laws of the United States or of any state or the District of Columbia;

          (3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

          (4) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or if the trust was in existence on August 20, 1996, and has elected to continue to be treated as a United States trust.

     A non-U.S. holder is any holder of debentures or common stock other than a U.S. holder.

     Original Issue Discount or Interest on the Debentures. The debentures were originally issued at a substantial discount from their stated redemption price at maturity. For U.S. federal income tax purposes, the excess of the stated redemption price at maturity of each debenture over its issue price constitutes original issue discount. The issue price of the debentures was $551.26 per $1,000 principal amount.

     A U.S. holder of a debenture will be required to include original issue discount in income as ordinary interest income as it accrues before receipt of the cash attributable to such income, regardless of such U.S. holder's regular method of accounting for U.S. federal income tax purposes. A U.S. holder of a debenture must include in gross income for federal income tax purposes the sum of the daily portions of original issue discount with respect to the debenture for each day during the taxable year or portion of a taxable year on which such U.S. holder holds the debenture. The daily portion is determined by allocating to each day of each accrual period a pro rata portion of an amount equal to the adjusted issue price of the debenture at the beginning of the accrual period multiplied by the yield to maturity of the debenture, determined by compounding at the close of each accrual period and adjusted for the length of the accrual period. The adjusted issue price of a debenture at the start of any accrual period will be the issue price of the debenture increased by the accrued original issue discount included in the U.S. holder's income for all prior accrual periods. Under these rules, U.S. holders will have to include in gross income increasingly greater amounts of original issue discount in each accrual period. A U.S. holder's original tax basis for determining gain or loss on the sale or other disposition of a debenture will be increased by any accrued original issue discount includable in such U.S. holder's gross income.

     There are circumstances under which we could make a payment on a debenture which would affect the yield to maturity of a debenture, including, as described under "Description of Debentures," in the event of certain defaults. According to Treasury Regulations, the possibility of a change in the yield will not be treated as affecting the amount of original issue discount required to be recognized by a holder, or the timing of such recognition, if the likelihood of the change, as of the date the debt obligations are issued, is remote. We intend to take the position that the likelihood of any change in the yield on the debentures is remote. We also intend to take the position that there is no alternative payment schedule that would minimize the yield on the debentures to Weatherford.

     The modification of the terms of the debentures by us upon a tax event as described in "Description of Debentures--Optional Conversion to Semiannual Coupon Debenture upon a Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

     We or our paying agent will be required to furnish annually to the IRS and each U.S. holder information regarding the amount of original issue discount attributable to that year.

     Market Discount. Any principal payment or gain realized by a U.S. holder on disposition or retirement of a debenture generally will be treated as ordinary income to the extent that there is accrued market discount on the debenture. The amount of market discount on a debenture with respect to a U.S. holder will equal the excess of the "revised issue price" (generally, the sum of the issue price of a debenture and the aggregate amount of accrued original issue discount on a debenture) of such debenture over the initial tax basis of such debenture in the hands of such holder. To the extent a U.S. holder exchanges or converts a debenture into common stock in a transaction that is otherwise tax free, any accrued market discount will carry over and generally be recognized upon a disposition of the common stock. Unless a U.S. holder irrevocably elects to accrue market discount under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. holder has held the obligation and the denominator of which is the number of days from the date the holder acquired the obligation until its maturity. A U.S. holder may be required to defer a portion of its interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a debenture purchased with market discount. Any such deferred interest expense would not exceed the market discount that accrues during such taxable year and is, in general, allowed as a deduction not later than the year in which such market discount is includable in income. If a U.S. holder elects to include market discount in income currently as it accrues on all market discount instruments acquired by the U.S. holder in that taxable year or thereafter, (i) the interest deferral described above will not apply and (ii) market discount will not carry over into common stock as described above. Any such election is terminable only with the consent of the IRS and applies to all market discount bonds acquired during or after the year for which it is made.

     Acquisition Premium. A U.S. holder will be considered to have "acquisition premium" to the extent the U.S. holder's initial tax basis in a debenture is greater than the adjusted issue price of such debenture but less than the stated redemption price at maturity of such debenture. Acquisition premium will reduce the amount of original issue discount received on such debenture that the U.S. holder is required to include in income.

     Sale, Exchange or Retirement of the Debentures. Upon the sale, exchange or retirement of a debenture, including as a result of a tender upon the occurrence of a Fundamental Change, and, except as discussed in the next paragraph, on a purchase date a U.S. holder will generally recognize gain or loss equal to the difference between the sale or redemption proceeds and the U.S. holder's adjusted tax basis in the debenture.

     A U.S. holder's adjusted tax basis in a debenture will generally equal the holder's cost of the debenture increased by any original issue discount and market discount previously included in income by such holder with respect to such debenture and decreased by any payments received thereon. Except to the extent of any accrued market discount not previously included in income, gain or loss recognized on the sale, exchange or retirement of a debenture will generally be capital gain or loss and will be long-term capital gain or loss if the debenture has been held for more than one year. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

     If a U.S. holder elects to exercise its option to tender the debentures to us on a purchase date and we issue common stock in satisfaction of all or part of the purchase price, the exchange of the debentures for common stock should qualify as a reorganization for federal income tax purposes. If the purchase price is paid solely in common stock, except in the case of a fractional share described below and except to the extent the common stock is considered attributable to original issue discount not previously included in income (which is taxed as ordinary income), a U.S. holder should not recognize any gain or loss realized. If the purchase price is paid in a combination of common stock and cash, other than cash received in lieu of a fractional share, gain, but not loss, realized by the U.S. holder should be recognized, but only to the extent of the cash received. A U.S. holder's initial tax basis in the common stock received should be equal to such U.S. holder's adjusted tax basis in the debenture tendered (except for any portion allocable to a fractional share of common stock), increased by the amount of gain recognized, other than with respect to a fractional share, and decreased by the amount of any cash received, except cash received in lieu of a fractional share. The holding period for common stock received in the exchange should include the holding period of the debenture tendered to us in exchange for common stock except that the holding period of shares attributable to original issue discount may commence on the day following the date of exchange. The receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss (except to the extent of any accrued market discount not previously included in income that is allocable to such fractional share), measured by the difference between the amount of cash received for the fractional share and the U.S. holder's tax basis in the fractional share interest.

     Conversion of Debentures. A U.S. holder's conversion of a debenture into common stock will generally not be a taxable event, except with respect to cash received in lieu of a fractional share and except to the extent the common stock is considered attributable to original issue discount not previously included in income (which is taxed as ordinary income). A U.S. holder's basis in the common stock received on conversion of a debenture will be the same as the U.S. holder's basis in the debenture at the time of conversion, exclusive of any tax basis allocable to a fractional share, and the holding period for the common stock received on conversion will include the holding period of the debenture converted except that the holding period of shares attributable to original issue discount may commence on the day following the date of exchange. The receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, measured by the difference between the cash received in lieu of the fractional share interest and the portion of the U.S. holder's tax basis in the debenture that is allocable to the fractional share interest, except to the extent allocable to accrued market discount not previously taken into income that is allocable to such fractional share.

     Dividends; Adjustment of Conversion Price. Dividends, if any, paid on the common stock generally will be includable in the income of a U.S. holder of common stock as ordinary income to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. If at any time we make a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. holders of debentures. If the conversion rate is increased at our discretion or in certain other circumstances, or if we implement a shareholder rights plan, such increase or implementation also may be deemed to be the payment of a taxable dividend to U.S. holders of debentures. The absence of such an adjustment to the conversion rate also may, in certain circumstances, be treated as a taxable dividend to U.S. holders of common stock.

     Certain Modifications or Assumptions. The terms of the debentures may be modified upon the consent of a specified percentage of holders and, in some instances, without consent of the holders. In addition, the debentures may be assumed upon certain transactions in which we are involved. The modification or assumption of a debenture could, in certain instances, give rise to a deemed exchange of a debenture for a new debenture for U.S. federal income tax purposes. If an exchange is deemed to occur by reason of a modification or assumption, the amount and timing of taxable income required to be recognized by a U.S. holder with respect to a debenture could be affected.

     Sale of Common Stock. Upon the sale, exchange or other disposition of common stock, a U.S. holder generally will recognize capital gain or capital loss (except to the extent of ordinary income in respect of any accrued market discount not previously included in income that has been carried over to the common stock, as described in "-- Market Discount" above) equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such common stock. Such capital gain or loss will be long-term capital gain or loss if the cumulative holding period of the common stock, including the holding period of a debenture converted to such common stock as described above, is more than one year. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals) and losses (the deductibility of which is subject to limitations). See "--Sale, Exchange or Retirement of the Debentures."

NON-U.S. HOLDERS

     The following discussion is a summary of the principal U.S. federal income and estate tax consequences resulting from the ownership of the debentures or common stock by non-U.S. holders.

     Withholding Tax on Payments of Principal and Original Issue Discount on Debentures. Except as described below with respect to effectively connected original issue discount, the payment of principal, including any original issue discount included therein, of a debenture by us or any of our paying agents to any non-U.S. holder will not be subject to U.S. federal income tax or withholding tax, provided that in the case of payment of cash in respect of original issue discount (i) the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock, (ii) the non-U.S. holder is not a controlled foreign corporation that is related to us within the meaning of the U.S. federal income tax code, and (iii) either (A) the beneficial owner of the debenture certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on United States Treasury Form W-8BEN or a suitable substitute or successor form, or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, and holds the debenture certifies under penalties of perjury that

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

such a Form W-8BEN, or suitable substitute form, has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof. Except to the extent otherwise provided under an applicable tax treaty, a non-U.S. holder generally will be subject to U.S. federal income tax in the same manner as a U.S. holder with respect to original issue discount on a debenture if such original issue discount is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. Effectively connected original issue discount received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or, if applicable, a lower treaty rate. Such effectively connected original issue discount will not be subject to withholding tax if the holder delivers an IRS Form W-8ECI to the payor.

     Dividends. Dividends, if any, paid on the common stock to a non-U.S. holder, and, after December 31, 2000, any deemed dividends resulting from an adjustment to the conversion rate, see "U.S. Holders--Dividends; Adjustment of Conversion Price" above, generally will be subject to a 30% U.S. federal withholding tax unless such non-U.S. holders is eligible for a lower rate under an applicable income tax treaty. Currently, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, we will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. A non-U.S. holder is required to satisfy certain certification requirements to claim treaty benefits. Except as otherwise provided under an applicable tax treaty, a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid, or deemed paid, that: (1) are effectively connected with the conduct of a U.S. trade or business by such non-U.S. holder or (2) if a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder. Such dividends generally are not subject to the 30% withholding rate, provided that the non-U.S. holder timely files the appropriate form with the paying agent. If such dividends are received by a non-U.S. holder that is a foreign corporation, the non-U.S. holder may also be required to pay U.S. branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Gain on Disposition of the Debentures and Common Stock. A non-U.S. holder generally will not be required to pay U.S. federal income tax on gain realized on the sale, exchange or redemption of a debenture, including the exchange of a debenture for common stock, or the sale or exchange of common stock unless:

          (1) in the case of an individual non-U.S. holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) has a tax home in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to an office or other fixed place of business in the United States;

          (2) the non-U.S. holder is required to pay tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates;

          (3) the gain is effectively connected with the conduct of a U.S. trade or business of or, if a tax treaty applies, is attributable to a U.S. permanent establishment of, the non-U.S. holder; or

          (4) we are or have been during certain periods a "U.S. real property holding corporation" for U.S. federal income tax purposes.

However, in some instances you may be required to establish an exemption from United States federal income and withholding tax.

     If we are or have been a U.S. real property holding corporation, a non-U.S. holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock provided that:

          (1) the non-U.S. holder does not hold, and has not held during certain periods, directly or indirectly, more than 5% of our outstanding common stock, and

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

          (2) our common stock is and continues to be traded on an established securities market for U.S. federal income tax purposes.

     We believe that our common stock will be traded on an established securities market for this purpose in any quarter during which it is listed on the New York Stock Exchange.

     If we are or have been during certain periods a U.S. real property holding corporation and the above exception does not apply, a non-U.S. holder will be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of our common stock as well as to a withholding tax, generally at a rate of 10% of the proceeds. Any amount withheld pursuant to a withholding tax will be creditable against a non-U.S. holder's U.S. federal income tax liability.

     U.S. Federal Estate Tax. A debenture held by an individual who at the time of death is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, will not be included in such holder's gross estate for U.S. federal estate tax purposes if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such debenture would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     U.S. Holders. Information reporting will apply to original issue discount and any payments of interest or dividends on or the proceeds of the sale or other disposition of the debentures or shares of common stock with respect to certain noncorporate U.S. holders, and backup withholding at a rate of 31% may apply to such payments unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. holder's federal income tax, provided that the required information is provided to the IRS on a timely basis.

     Non-U.S. Holders. We must report annually to the IRS and to each non-U.S. holder the amount of any dividends paid to, and the tax withheld with respect to, such non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

     Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of principal, including cash payments in respect of original issue discount, on the debentures by us or our agent to a non-U.S. holder if the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption, provided that neither we nor our agents have actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied. The payment of the proceeds on the disposition of debentures or shares of common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a non-U.S. holder of debentures or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding or information reporting. However, if such broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person, 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, or, in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, information reporting requirements will apply unless such broker has documentary evidence in its

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

files of the holder's non-U.S. status and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption.

     The Treasury Department recently promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. In addition, these regulations impose more stringent conditions on the ability of financial intermediaries acting for a non-U.S. holder to provide certifications on behalf of the holder, which may include entering into an agreement with the IRS to audit certain documentation with respect to such certifications. These regulations are generally effective for payments made after December 31, 2000, subject to certain transition rules. You should consult your own tax advisor to determine the effects of the application of these regulations to your particular circumstances.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the debentures and the common stock have been passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements and schedule of Weatherford International, Inc. and subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in Weatherford International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     Ernst & Young LLP, independent auditors, have audited Dailey International Inc.'s consolidated balance sheet as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998, the eight month period ended December 31, 1997 and for the year ended April 30, 1997, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may inspect and copy those reports, proxy statements and other information at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     The SEC maintains a site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us. You can also inspect and copy those reports, proxy and information statements and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our common stock is listed.

     We have filed with the SEC a registration statement on Form S-3 covering the securities offered by this prospectus. This prospectus is only a part of the registration statement and does not contain all of the information in the registration statement. For further information on us and the securities being offered, please review the registration statement and the exhibits that are filed with it, as the same may be
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

amended or supplemented from time to time. Statements made in this prospectus that describe documents may not necessarily be complete. We recommend that you review the documents that we have filed with the registration statement to obtain a more complete understanding of those documents.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we previously filed with the SEC. These documents contain important information about us.

     The following documents that we have filed with the SEC (File No.1-13086) are incorporated by reference into this prospectus:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999;
     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;
     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;
     - Our Current Report on Form 8-K dated January 31, 2000;
     - Our Current Report on Form 8-K dated February 11, 2000;
     - Our Current Report on Form 8-K dated March 6, 2000;
     - Our Current Report on Form 8-K dated April 17, 2000;
     - Our Current Report on Form 8-K dated June 19, 2000;
     - Our Current Report on Form 8-K dated July 27, 2000; and
     - The description of our common stock contained in our Registration Statement on Form 8-A (filed May 19, 1994) and as amended by our Registration Statement on Form S-3 that includes this prospectus, including any amendment or report filed for the purpose of updating such description.

     All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated in this prospectus by reference and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct a request for copies to us at 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027, Attention: Secretary (telephone number: (713) 693-4000). If you have any other questions regarding us, please contact our Investor Relations Department in writing (515 Post Oak Blvd., Suite 600, Houston, Texas 77027) or by telephone ((713) 693-4000) or visit our website at www.weatherford.com.

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